CERTIFICATE OF VICE PRESIDENT
                       T. ROWE PRICE SPECTRUM FUND, INC.
                     Pursuant to Rule 306 of Regulation S-T


         I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Spectrum Fund, Inc., on behalf of its three separate series, the Spectrum Growth Fund, Spectrum Income Fund, and Spectrum International Fund
(the "Funds"), do hereby certify that the prospectus for the Funds has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement.
A copy of the Spanish version will be available for inspection upon request.


         WITNESS my hand and the seal of the Fund this April 25, 2002.

              T. Rowe Price Spectrum Fund, Inc., on behalf of the
	Spectrum Growth Fund
	Spectrum Income Fund
	Spectrum International Fund

(Seal)    /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President